Exhibit 99.382

Nextech AR Solutions Rebrands as a Metaverse Company

“ARitize” New Naming For Its Suite Of Augmented Reality Solutions

VANCOUVER, B.C., Canada – November 16, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is excited to announce that the Company is rebranding as “Nextech AR Solutions, A Metaverse Company.” Additionally, all of its augmented reality products will use the “Aritize'' naming convention. The Company’s website and marketing materials will progressively roll-out these branding and logo changes. The word “ARitize'' will become the new term when referring to the transformation from 2D into 3D augmented reality and the Metaverse.

Click to hear what people are saying about ARitize

This rebranding is to better align with industry leaders such as Facebook, Epic Games, Microsoft, Unity, and others who have all identified the Metaverse as the future of the internet and computing itself. In a recent press release, Nvidia's CEO Jensen Huang noted “the Metaverse will be much, much bigger than the physical world”. Microsoft has already entered the Metaverse with Mesh - its mixed reality collaboration platform powered by Azure, and complemented by HoloLens 2; Facebook recently rebranded to Meta, which captures the company’s core ambition: to build the metaverse; and Epic Games raised $1 billion which will go towards building the Metaverse.

The Metaverse is the future; The ARitize Metaverse Studio, is bringing all of Nextech’s solutions together into one, easy to use, web-based studio. Nextech’s customers can access all their 3D assets, compose AR experiences, and publish them into the Metaverse in any format. In ARitize Metaverse Studio, customers can manage 3D/AR content and point cloud maps, which are used for localization. It also gives users the ability to update these point cloud maps and 3D/AR content in their application in real-time.

Evan Gappelberg, Nextech AR CEO commented, “Nextech is in a very significant period of growth and transition and we are excited to bring ARitize forward as our new brand name that we believe will be widely used by everyone when describing 2D-3D asset conversion and ultimately everything 3D.” He continues, “we are perfectly positioned to capitalize on the Metervese economy as one of the few end-to-end Metaverse solutions. ARitize Metaverse Studios is the one platform that allows our customers to not only create a mini-metaverse but also populate the Metaverse with product holograms and human holograms”.

As Nextech continues to execute on its initiative of creating and populating the metaverse, the Company believes that the rebranding of its augmented reality products better aligns with this vision and will push its technology forward. Nextech envisions the word “ARitize” being adopted by the masses, and the company’s technology will be used to “ARitize” people, products, and places for the metaverse.

Click to hear what people are saying about ARitize

New Names and Descriptions of Nextech’s Augmented Reality Products

ARitize Metaverse Studio

Formerly known as ARway. “ARitize Metaverse Studio” is a SaaS Metaverse Studio SDK (Software Development Kit). It uses robust mapping technologies for location persistent AR experiences, enabling its customers to create their own metaverses. The ARitize Metaverse Studio, is currently available as a managed service but is expected to be released as a SaaS solution in early Q1 2022, bringing all of Nextech’s solutions together into one, easy to use, web-based studio. Nextech’s customers can access all their 3D assets, compose AR experiences, and publish them into the Metaverse in any format. In ARitize Metaverse Studio, customers can manage 3D/AR content and point cloud maps, which are used for localization. It also gives users the ability to update these point cloud maps and 3D/AR content in their application in real-time. ARitize Metaverse Studio will assist in managing and creating mini-metaverse environments such as shopping malls, airports, museums, university campuses, and more. Learn More

Nextech’s current ARway Studio is already being used by over 600 developers worldwide, creating over 60 unique spatial maps using the company's ARway spatial mapping application. Furthermore, ARitize Metaverse Studio (formerly ARway Studio) has begun to generate revenue, and the Company’s new SaaS offering will accelerate this business by offering a monthly subscription option as opposed to a managed service fee. Watch this video to see the technology behind ARitize Metaverse studio - click here

ARitize 3D

Formerly known as Threedy.ai. “ARitize 3D”’ is Nextech’s patent-pending technology that leverages Artificial Intelligence (AI) to enhance the building of quality 3D models from simple 2D photos at scale for ecommerce websites. ARitize 3D is a disruptive end-to-end solution for the Augmented Reality (“AR”) industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, and 3D models are created for each product and then hosted on ARitize 3D’s cloud. Learn More

ARitize Ads

Formerly known as Threedy Ads. “ARitize Ads” is Nextech's advertising platform, delivering immersive experiences through augmented reality and 3D responsive ads in a scalable manner. ARitize Ads enables customers to launch exciting 3D and AR ads with our AI technology to help them stand apart from the competition. We offer an easy and quick solution to create and publish engaging AR and 3D ads for products and services. Learn More

ARitize CAD

Formerly known as CAD to POLY. “Aritize CAD” is Nextech’s patent pending technology, enabling the conversion of CAD files into 3D AR models at scale. CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software (e.g., AutoCAD, SolidWorks, etc.) to design many of the products in the modern world. Learn More

ARitize Decorator

Formerly known as 3D Rooms. “ARitize Decorator” enables customers to virtually preview home furnishing and decor in a desired location, using just a simple 2D photo of a room. The solution uses Nextech's AI to analyze a room layout automatically and then parses out room surfaces, reconstructs the scene, and allows 3D objects to be seamlessly placed inside a 2D photo, as if they were part of the room. 3D Rooms is currently offered as a standalone product, or as an add-on to our WebAR offering and integrated seamlessly within our Nextech AR platform. Learn More

ARitize Holograms

Formerly known as holoX. “Aritize Holograms” is Nextech's human hologram creator app. No green screen or technical equipment required, anyone can create themselves as a human hologram in minutes using their mobile smartphone. Learn More

ARitize CPG

Formerly known as Genie AR/Genie in a Bottle. “Aritize CPG” (CPG = Consumer Packaged Goods) is an Augmented Reality hologram experience, triggered by a visual anchor such as a QR code placed on product packaging, in-store aisles or end-cap displays. This interactive AR hologram takes smart packaging to a new level with exciting 3D objects, innovative visual effects and engaging episodic content! Learn More

ARitize Labs

Formerly known as Augmented Labs. With “ARitize Labs” higher education institutions can bring classrooms to life with immersive and engaging augmented learning labs. Using the ARitize Play app, students are welcomed into a virtual learning lab, where they are able to interact and learn in 3D, mimicking a traditional lab environment. Learn More. Watch this video to preview an ARitize lab - click here

ARitize University

An online education platform where educators and students can access course materials, learning objectives, and ARitize labs.

ARitize Events

Formerly known as LiveX. “Aritize Events” is Nextech AR’s virtual and hybrid events platform. ARitize Events self-serve platform enables customers to create stunning floor plans, unique exhibitor booths, poster sessions, and more. Inspire and immerse audiences with get-out-of-your-seat moments created with human holograms, AR portals that transport users to different destinations, and AR products beamed into their personal space. Learn More

ARitize Portals

Formerly known as Augmented Reality Portals. With “ARitize Portals”, users can transport themselves into new environments using augmented reality. Users can place the portal in their space using a smartphone, then walk through the portal to enter a new world. Users can look up, down, and around 360 degrees to view completely new surroundings through augmented reality. Watch this video to preview ARitize portals - click here

ARitize Concerts

Formerly known as AiR Show. “ARitize Concerts” is all about human holograms in augmented reality! It is an app that allows users to watch performances from real artists in their own homes. Users can tap on a featured event, or use a VIP code to access exclusive content to see music artists appear right in front of them using AR. Watch musical performances, have virtual meet and greets with celebrities, and more. Learn More. Watch this video to preview ARitize Concerts - click here

ARitize Capture

Formerly known as ARitize360. “ARitize Capture” allows the user to create 3D augmented reality photo realistic models right from their smartphone. The main purpose is to turn products into 3D models to enhance the user experience and create engagement with the products. Users can experience the product from every angle, zooming into the minutest of details and product features. Learn More

ARitize Play

Formerly known as the standalone app called ARitize. “ARitize Play” is a mobile app that lets users experience immersive augmented reality technology. This app is used to scan QR codes that launch exciting augmented reality experiences for consumers and users of all ages. Users can engage in these immersive experiences, which include 3D AR products, portals, AR labs, human holograms, and more! Learn More. Watch this video to preview an AR experience in the ARitize Play app - click here

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
Evan Gappelberg
CEO and Director
info@nextechar.com
866-274-8493

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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